SONIC Technology Solutions Inc.

Unit #7 – 8765 Ash Street
Vancouver, BC V6P 6T3
Tel: 604-736-2552 Fax: 604-736-2558

VIA FACSIMILE: (202) 772-9366
(Original to follow by mail)

February 8, 2008

Attention: Martin F. James
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C., USA 20549

Dear Mr. James:

RE:	Sonic Technology Solutions Inc.
Form 20-F for the Year Ended December 31, 2006
Your File No. 000-50734

Further to your correspondence dated January 11, 2008, we are replying to your inquiries pertaining to the above mentioned file. Our replies are preceded by your questions:

Notes to Consolidated Financial Statements

Item 17. Financial Statements

Note 21. Difference Between United States and Canadian Generally Accepted Accounting Principles

1.

Please refer to prior comment 1 from our letter dated October 15, 2007 and prior comment 6 from our letter dated August 6, 2007. We note that you evaluated the materiality of the error of $256,785 relating to the termination cost incorrectly recorded in fiscal 2006 based upon fiscal 2007 projected net loss and projected shareholders’ deficit of $5 million and $21 million, respectively. It is unclear from your response if the 2007 projected net loss and projected shareholders’ deficit utilized in your analysis were derived using US GAAP or Canadian GAAP. Please provide to us your quantitative and qualitative analysis explaining how you determined that the adjustment would not be material to fiscal 2007 for projected net loss, shareholders’ deficit, and total shareholders’ equity under both US GAAP and Canadian GAAP.

Sonic Technology Solutions Inc.	…1

2.

In addition, we note that the materiality analysis you provided did not include the impact of the errors discovered relating to your accounting for the 12% convertible debentures and warrants issued in December 2005. Please provide a revised analysis that includes these amounts.

Comment 1

2007 Error in regards to termination costs recorded in 2006 analysis - US GAAP

As of the second quarter ended in fiscal 2007 the expected losses (based on extrapolated data) of ~$5m, shareholders’ deficit of ~$24m, and total shareholders’ equity of ~$5m the correction of the amount $256,785 would not be considered material from a quantitative view. Further, it would not be considered material given that the item does not affect actual or expected compliance with any laws, regulatory requirements, covenants or other contractual arrangements in the current or subsequent years, respectively; and the item does not affect management compensation in the current or subsequent years. Also, the Company believes this amount is not qualitatively material as the item does not mask any change in or trend of actual or expected losses. Accordingly, the Company is not proposing to reflect any adjustment to 2007 for this item.

2007 Error in regards to termination costs recorded in 2006 analysis - Canadian GAAP

As of the second quarter ended in fiscal 2007 the expected losses (based on extrapolated data) of ~$5m, shareholders’ deficit of ~$23m, and total shareholders’ equity of ~$5m the correction of the amount $256,785 would not be considered material from a quantitative view. Further, it would not be considered material given that the item does not affect actual or expected compliance with any laws, regulatory requirements, covenants or other contractual arrangements in the current or subsequent years, respectively; and the item does not affect management compensation in the current or subsequent years. Also, the Company believes this amount is not qualitatively material as the item does not mask any change in or trend of actual or expected losses. Accordingly, the Company is not proposing to reflect any adjustment to 2007 for this item.

Sonic Technology Solutions Inc.	…2

Comment 2 – Revised Analysis under US GAAP

In 2005 the following Summary of Unadjusted Differences (SUD) Table was noted:

The $39,750 error in regards to the purchase cost error is not considered material on an individual basis given that the value is below 1% of shareholders’ deficit and below 1% of the loss for 2005. In addition, given that the error would have an insignificant impact on the working capital ratio, the shareholders’ deficit and going concern consideration the error is not considered material.

The $52,439 error in relation to the expensing of financing costs is not considered material on an individual basis given that the value is below 1% of shareholders’ deficit and below 1% of the loss for 2005. In addition, from a qualitative view the error does not have a significant impact on the level of losses nor does it indicate any failure to comply with laws or regulations.

For 2005 given that the shareholders’ deficit for the company was ~$10,000,000 in 2005 and the loss for 2005 was ~$6,000,000 the largest difference of $52,439 is below 1% of shareholder’s deficit and below 1% of the loss for 2005 the SUD balances would not be considered material both individually and in the aggregate. In addition, given that the adjustments are related to estimates and the entire transaction has been settled in full adjusting this balance would be unlikely to have any significant impact on the users of the financial statements. This error had no impact on going concern consideration nor did it have a significant impact on working capital ratios.

In 2006 the following SUD table was noted:

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The $13,150 error in regards to the purchase cost error is not considered material on an individual basis given that the value is below 2% of shareholders’ deficit and below 5% of the loss for 2006. In addition, given that the error would have an insignificant impact on the working capital ratio and the shareholders’ deficit the error is not considered material.

The $1,000 error in relation to the change in value is not considered material on an individual basis given that the value is below 2% of shareholders’ deficit and below 5% of the loss for 2006. In addition, from a qualitative view the error does not have a significant impact on the level of losses nor does it indicate any failure to comply with laws or regulations.

The $256,785 error in regards to recognising contingent termination costs in fiscal 2006 is not considered material on an individual basis given that the value is below 2% of shareholders’ deficit and below 5% of the loss for 2006. In addition, the error does not mask any change in or trend of actual or expected losses not does it indicate any problems with compliance to laws or regulations.

The $26,220 error in relation to overstated deferred financing costs is not considered material on an individual basis given that the value is below 2% of shareholders’ deficit and below 5% of the loss for 2006. In addition, from a qualitative view the error does not have a significant impact on the level of losses nor does it indicate any failure to comply with laws or regulations.

Sonic Technology Solutions Inc.	…4

The $370,071 error in regards to the shareholders’ deficit is a re-classification error between different types of equity and is not considered individually material given that the shareholders’ deficit for the company was ~$18,000,000.

Quantitatively the aggregate income statement error is less than 5% of the loss for 2006 less than 2% of the shareholders’ deficit for 2006. Qualitative consideration given on an aggregate basis (using SAB 99 criteria):

Criteria	Comment
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate	The misstatements relate to items where precise measurement is possible.
Whether the misstatement masks a change in earnings or other trends	The aggregate value of the misstatements do not mask any changes in earnings or other trends such as the working capital ratio.
Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

The aggregate misstatement does not hide any failure to meet any analysts’ consensus expectations given that no masking of trends occur - the Company has reported losses in the current and prior years.

Whether the misstatement changes a loss into income or vice versa	The aggregate misstatement does not change the loss into income.
Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

The aggregate misstatement does not have an impact on a segment of the registrant’s business that has a significant impact on operations or profitability given the organization is continually not profitable.

Whether the misstatement affects the registrant’s compliance with regulatory requirement	The aggregate misstatement does not affect compliance with any regulatory requirements.
Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements	There are no loan covenants or other contractual requirements which are impacted by the aggregate misstatement.
Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation	Management’s compensation will not change as a result of the aggregate misstatement.
Whether the misstatement involves concealment of an unlawful transaction	The aggregate misstatement is not a result of attempting to conceal an unlawful transaction.

Given these quantitative and qualitative findings the impact on the financial statements from both an individual error standpoint and aggregate error standpoint is not considered to be material.

Sincerely,

Sonic Technology Solutions Inc.

Per:

“Lisa Sharp”
Chief Financial Officer

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